EXHIBIT 99.1
                                                                    ------------

                                 "WE'RE READY"
                     Second Quarter Report and Interim MD&A
                                      2003


SECOND QUARTER 2003

To The Shareholders

This Second Quarter Report and Interim MD&A contains forward-looking information with respect to IPSCO's operations. Actual results may differ from these forward looking statements due to numerous factors including potential markets and demand for the materials produced, levels of potential imports, production levels, market forces, North American pricing of steel products, trade laws, pricing of energy and raw material inputs, outcome of trade and safeguard cases and other matters. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2002 and Form 40-F.

FINANCIAL HIGHLIGHTS
Results of Operations

IPSCO had a net loss of $3.5 million for the quarter ended June 30, 2003, and a net loss attributable to common shareholders of 14 cents per diluted share.

This compares to net income of $4.1 million in the second quarter of 2002 and $4.4 million in the prior quarter. Net income attributable to common shareholders was 3 cents per diluted share in both the second quarter of 2002 and the first quarter of 2003.

Sales for the second quarter were a record $298.2 million, up $10.6 million or 4% over last year and up $18.4 million or 7% versus prior quarter. Second quarter 2003 shipments were 748,800 tons, down 8% compared to the same quarter last year but up 11% over the prior quarter.

Second quarter sales of tubular products of $113.3 million were up 23% over last year but off 8% from last quarter as expected. The average active Canadian rig count, while up 38% over the second quarter of 2002 was down 59% from last quarter because of spring breakup. Large diameter tubular product sales were up over both last year and last quarter.

Gross income of $13.0 million for the quarter was $11.2 million lower than the same period last year and was down $10.1 million from the last quarter. Pricing was generally stronger for most products compared to the second quarter of 2002, but composite pricing was flat or down slightly compared to the prior quarter for all product lines. The composite sales price drop of $17 per ton quarter over quarter reflects the mix impact of a higher percentage of steel mill products.

The average cost of scrap charged to production this quarter increased $14 per ton compared to the second quarter of 2002. Natural gas costs were also up about $4 per ton compared to the second quarter of 2002. Scrap costs increased $6 per ton compared to the prior quarter, while energy costs actually improved.

Quarterly selling, research and administration expenses totaled $14.0 million, 10% over the second quarter of 2002 and about 17% over last quarter, largely attributed to the strengthening of the Canadian dollar.

Interest expense on long-term debt was $6.3 million, up slightly from $5.8 million in the last quarter, and the $5.9 million reported for the second quarter of 2002, due to the June 2003 $200 million bond issue.

The effective tax rate increased significantly from 36% to 70% for the first six months of 2003. This resulted directly from IPSCO's decision not to recognize tax benefits on projected 2003 operating losses in the United States until they are realized at some future date. The second quarter 2003 effective tax rate reflects an expense of about 5 cents per share for the retroactive adjustment of the 36% rate recorded in the first quarter due to this new estimated annual effective tax rate.

Year to date sales totaled $578.1 million, an increase of 3% over the first six months of 2002. Gross margin declined from 7.9% to 6.3% year over year. Steel mill product sales of $341.5 million were down slightly from the first six months of 2002. Steel mill composite selling prices increased about $30 per ton while tons shipped dropped about 12%. Tubular product sales increased from $211.8 million in the first six months of 2002 to $236.6 million in 2003. Tubular composite selling prices increased over $60 per ton, while tons shipped dropped slightly.

Foreign exchange gains increased appreciably in the quarter, reflecting the significant strengthening of the Canadian dollar. The quarterly average exchange rate was 71.5 cents in the second quarter of 2003, compared to 66.2 cents in the first quarter and 63.7 cents for all of 2002.

Net income was $0.9 million for the first six months of 2003, and the net loss attributable to common shareholders was 10 cents per diluted share. This compares to 2002 net income of $3.5 million through the first six months, and a net loss attributable to common shareholders of 5 cents per diluted share. Through six months of 2003, cash derived from operating activities actually improved $8.0 million or 22% over last year in spite of the slightly lower earnings results.

CASH FLOW AND FINANCIAL POSITION

Cash at June 30, 2003 was $86.6 million, an increase of $57.1 million in the quarter. During the quarter IPSCO borrowed $200 million in a private offering placed with about 120 institutions principally in the United States. These Senior Unsecured Notes were issued at par with an 8.75% coupon, and are due in 2013. The net proceeds were used to repay all debt under the existing revolving term credit facility, as well as other small notes, and the balance is reflected in the increased cash position.

Accounts receivable increased $13.8 million during the quarter reflecting record sales. Days sales outstanding increased from 39.1 days at March 31, 2003 to 41.3 days at the end of June. Inventory levels increased by $19.0 million primarily for management initiatives. Energy tubular product levels were up in support of stronger anticipated sales. Scrap volumes were also being built to reduce and better manage short-term cost volatility.

Net investments in capital assets were $3.1 million, down slightly from the second quarter of 2002 and the prior quarter. For the first six months of 2003 capital investment totaled $6.6 million. Investments will continue to be tightly focused on maximizing shareholder value.

MARKET COMMENTS AND OUTLOOK

We expect demand for steel mill products to continue to be weak in the third quarter, and pricing will remain under pressure. Beyond the third quarter the outlook for steel mill products continues to be unclear. Tubular product demand, driven higher by a healthy energy market, should be stronger in the second half as drilling rates increase. In contrast, scrap prices, a major cost component, have increased rapidly in recent months, and current expectations call for continued increases.

Momentum towards a recovery in industrial demand has shown few signs of materializing and is questionable as we enter the last half of 2003. That circumstance will result in continued weak margins in the third quarter, offset to some extent by improving energy tubular results. Therefore we anticipate only minor improvement over the second quarter pretax loss.

We are actively working on many fronts to offset poor market conditions and improve operating results. However a sustained recovery will require improved product demand associated with a stronger economic recovery. With our modern facilities and cost efficient operations, combined with aggressive cost reducing programs, we continue to be well positioned to capitalize on business when economic conditions improve in the industrial sectors.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, thousands of United States Dollars except for share, per share and ton data)

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)                            767.8        749.8        660.4      1,428.2      1,429.6
-----------------------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                                   748.8        810.9        674.2      1,423.0      1,560.4
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                           $ 298,216    $ 287,585    $ 279,863    $ 578,079    $ 558,718
Cost of sales
       Manufacturing and raw material                             269,969      250,049      242,162      512,131      489,109
       Amortization of capital assets                              15,245       13,316       14,566       29,811       25,479
                                                                -------------------------------------------------------------
                                                                  285,214      263,365      256,728      541,942      514,588
                                                                -------------------------------------------------------------
Gross income                                                       13,002       24,220       23,135       36,137       44,130

Selling, research and administration                               14,047       12,814       12,010       26,057       26,562
                                                                -------------------------------------------------------------
Operating income (loss)                                            (1,045)      11,406       11,125       10,080       17,568
                                                                -------------------------------------------------------------
Other expenses (income):

       Interest on long-term debt                                   6,271        5,898        5,753       12,024       12,243
       Other interest (income) expense, net                          (206)         (86)        (168)        (374)         225
       Foreign exchange gain                                       (3,287)        (798)      (1,412)      (4,699)        (443)
                                                                -------------------------------------------------------------
Income (Loss) Before Income Taxes                                  (3,823)       6,392        6,952        3,129        5,543
Income Tax Expense (Benefit)                                         (313)       2,303        2,504        2,191        1,999
                                                                -------------------------------------------------------------
Net Income (Loss)                                                  (3,510)       4,089        4,448          938        3,544

Dividends on Preferred Shares, including part VI.I tax              1,570        1,414        1,463        3,033        2,798

Interest on Subordinated Notes, net of income tax                   1,443        1,443        1,443        2,886        2,886
                                                                -------------------------------------------------------------
Net Income (Loss) Attributable to Common Shareholders           $  (6,523)   $   1,232    $   1,543    $  (4,981)   $  (2,140)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share      -Basic                    $   (0.14)   $    0.03    $    0.03    $   (0.10)   $   (0.05)
                                      -Diluted                  $   (0.14)   $    0.03    $    0.03    $   (0.10)   $   (0.05)

Denominator for Basic Earnings per Common Share (thousands)        47,667       47,517       47,667       47,667       45,378

Denominator for Diluted Earnings per Common Share (thousands)      47,667       48,273       47,743       47,667       45,378
-----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited, thousands of United States Dollars)

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period                          494,523    $ 486,911    $ 494,599    $ 494,599    $ 491,777
      Net Income (Loss)                                            (3,510)       4,089        4,448          938        3,544
      Dividends on Preferred Shares, including part VI.I tax       (1,570)      (1,414)      (1,463)      (3,033)      (2,798)
      Interest on Subordinated Notes, net of income tax            (1,443)      (1,443)      (1,443)      (2,886)      (2,886)

      Dividends on Common Shares                                   (1,762)      (1,554)      (1,618)      (3,380)      (3,048)
                                                                -------------------------------------------------------------
Retained Earnings at End of Period                              $ 486,238    $ 486,589    $ 494,523    $ 486,238    $ 486,589
                                                                -------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, thousands of United States Dollars)

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
      Operating Activities
         Working capital provided by operations                 $  12,905    $  22,302    $  23,058    $  35,963    $  40,839
         Change in non-cash operating working capital             (44,131)        (810)      52,324        8,193       (4,647)
                                                                -------------------------------------------------------------
                                                                  (31,226)      21,492       75,382       36,192       44,156
-----------------------------------------------------------------------------------------------------------------------------
      Financing Activities
         Common share dividends                                    (1,762)      (1,554)      (1,618)      (3,380)      (3,048)
         Issue of common shares (net of issue costs)                   --           --           --           --       90,670
         Common shares issued pursuant to share option plan            --          339           --           --        1,829
         Preferred share dividends                                 (1,482)      (1,331)      (1,366)      (2,848)      (2,625)
         Subordinated notes interest                                   --           --       (4,250)      (4,250)      (4,250)
         Issue of long-term debt                                  254,600       25,000       10,000      264,600       35,000
         Repayment of long-term debt                             (157,586)     (45,000)     (68,000)    (225,586)    (105,000)
                                                                   93,770      (22,546)     (65,234)      28,536       12,576
-----------------------------------------------------------------------------------------------------------------------------
      Investing Activities
         Expenditures for capital assets                           (4,139)      (5,378)      (3,498)      (7,637)     (23,549)
         Proceeds on sale of assets held for sale                   1,032           --           --        1,032           --
         Other                                                         --           --           --           --       (1,706)
                                                                -------------------------------------------------------------
                                                                   (3,107)      (5,378)      (3,498)      (6,605)     (25,255)
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (2,368)        (113)          52       (2,316)         (28)
-----------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents less Bank         57,069       (6,545)       6,702       63,771       23,485
  Indebtedness
Cash and Cash Equivalents less Bank Indebtedness at Beginning
  of Period                                                        29,561       32,522       22,859       22,859        2,492
Cash and Cash Equivalents less Bank Indebtedness at End of
  Period                                                        $  86,630    $  25,977    $  29,561    $  86,630    $  25,977
-----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(thousands of United States Dollars)

                                                    JUNE 30      JUNE 30      DECEMBER 31
                                                       2003         2002         2002
                                                   (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
-----------------------------------------------------------------------------------------
Current Assets
      Cash and cash equivalents                    $   86,630   $   25,977   $   22,859
      Accounts receivable, less allowances            173,372      166,997      153,752
      Inventories                                     278,510      209,830      255,410
      Other                                             2,660        2,123        2,847
      Future income taxes                              44,521       47,834       41,402
                                                   --------------------------------------
                                                      585,693      452,761      476,270
-----------------------------------------------------------------------------------------
Non-Current Assets
      Capital and other                             1,155,492    1,161,461    1,146,456
      Future income taxes                             128,902       83,267      121,586
                                                   --------------------------------------
                                                    1,284,394    1,244,728    1,268,042
-----------------------------------------------------------------------------------------
Total Assets                                       $1,870,087   $1,697,489   $1,744,312
-----------------------------------------------------------------------------------------

Current Liabilities
      Accounts payable and accrued charges         $  165,313   $  160,144   $  136,072
      Current portion of long-term debt                34,286       35,386       35,386
                                                   --------------------------------------
                                                      199,599      195,530      171,458
-----------------------------------------------------------------------------------------
Long-Term Liabilities
      Long-term debt                                  398,399      305,575      342,202
      Future income taxes                             157,544      114,462      143,229
                                                   --------------------------------------
                                                      555,943      420,037      485,431
-----------------------------------------------------------------------------------------
Shareholders' Equity

      Preferred shares                                 98,659       98,567       98,553
      Common shares                                   351,311      348,662      351,311
      Subordinated notes                              104,250      104,250      104,250
      Retained earnings                               486,238      486,589      494,599
      Cumulative translation adjustment                74,087       43,854       38,710
                                                   --------------------------------------
                                                    1,114,545    1,081,922    1,087,423
-----------------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity   $1,870,087   $1,697,489   $1,744,312
-----------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited, thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements. These unaudited consolidated interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report for the year ended December 31, 2002.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. During the quarter ended June 30, 2003, the Company issued $200 million 8.75% senior notes due 2013. Debt issue expenses of $5.4 million have been deferred and will be amortized over the term of the notes.

4. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

5. The following table summarizes information on share capital and related matters at June 30, 2003:

                                                             OUTSTANDING   EXERCISABLE
                                                            ------------- -------------
         Preferred shares                                     6,000,000
         Common shares                                       47,667,487
         Common shares - year-to-date weighted average       47,667,487
         Common share stock options                           3,308,954     2,911,087


6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance. Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Sales
      Canada                                                     $ 96,204     $ 75,438     $122,377     $218,581     $165,726
      United States                                               202,012      212,147      157,486      359,498      392,992
                                                                 ------------------------------------------------------------
                                                                 $298,216     $287,585     $279,863     $578,079     $558,718
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        FOR THE THREE MONTHS ENDED
                                                                                  JUNE 30       JUNE 30       MARCH 31
                                                                                   2003          2002           2003
----------------------------------------------------------------------------------------------------------------------
Capital Assets
       Canada                                                                 $   211,200   $   202,009    $   186,377
       United States                                                              927,665       955,131        947,980
                                                                              ----------------------------------------
                                                                              $ 1,138,865   $ 1,157,140    $ 1,134,357
----------------------------------------------------------------------------------------------------------------------

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Sales information by product group is as follows:
      Steel mill products                                        $184,937     $195,852     $156,531     $341,468     $346,909
      Tubular products                                            113,279       91,733      123,332      236,611      211,809
                                                                 ------------------------------------------------------------
                                                                 $298,216      287,585     $279,863     $578,079     $558,718
-----------------------------------------------------------------------------------------------------------------------------


7. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                                      $ (3,489)    $ 3,947      $  4,26      $    773     $  3,289

Pro forma net income (loss) attributable
      to common shareholders                                     $ (6,502)    $ 1,090      $ 1,356      $ (5,146)    $ (2,395)

Pro forma earnings (loss) per common share:

      Basic                                                      $  (0.14)    $  0.02      $  0.03      $  (0.11)    $  (0.05)

      Diluted                                                    $  (0.14)    $  0.02      $  0.03      $  (0.11)    $  (0.05)

TONS SHIPPED
(thousands)

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
      Discrete Plate and Coil                                       400.5        448.7        312.6        713.1        817.6
      Cut Plate                                                     143.3        170.8        141.2        284.5        310.0
                                                                 ------------------------------------------------------------
Total Steel Mill Products                                           543.8        619.5        453.8        997.6      1,127.6
-----------------------------------------------------------------------------------------------------------------------------

      Energy Tubulars                                               103.4         76.7        145.3        248.7        184.1
      Large Diameter Tubulars                                        46.3         36.9         11.4         57.7         99.4

      Non-Energy Tubulars                                            55.3         77.8         63.7        119.0        149.3
                                                                 ------------------------------------------------------------
Total Tubular Products                                              205.0        191.4        220.4        425.4        432.8
-----------------------------------------------------------------------------------------------------------------------------

Total Shipments                                                     748.8        810.9        674.2      1,423.0      1,560.4
-----------------------------------------------------------------------------------------------------------------------------


NON-GAAP FINANCIAL MEASURES
(unaudited, thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA, EBIT, free cash flow and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA and free cash flow data to similarly titled measures reported by other companies.

EBIT is defined as earnings before interest expense and income taxes.

Free cash flow is defined as EBITDA less net capital expenditures.

Operating income per ton is defined as operating income divided by finished tons shipped.

                                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                                 ----------------------------------  ------------------------
                                                                  JUNE 30      JUNE 30     MARCH 31      JUNE 30      JUNE 30
                                                                    2003         2002        2003         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of net income (loss) to EBIT and EBITDA (Canadian GAAP) and EBITDA (US GAAP):
Net Income (Loss)                                                $ (3,510)    $  4,089     $  4,448     $    938     $  3,544
Income Tax Expense (Benefit)                                         (313)       2,303        2,504        2,191        1,999

Interest expense (income), net                                      6,065        5,812        5,585       11,650       12,468
                                                                 ------------------------------------------------------------
EBIT (Canadian GAAP)                                                2,242       12,204       12,537       14,779       18,011
Amortization of capital assets                                     15,245       13,316       14,566       29,811       25,479
                                                                 ------------------------------------------------------------
EBITDA (Canadian GAAP)                                             17,487       25,520       27,103       44,590       43,490
US GAAP adjustments relating to:
      Sales and leaseback                                           3,471        3,471        3,471        6,942        6,942
      Natural gas hedge                                              (102)         836         (166)        (268)         670
                                                                 ------------------------------------------------------------
EBITDA (US GAAP)                                                 $ 20,856     $ 29,827     $ 30,408     $ 51,264     $ 51,102
-----------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of EBITDA to Free Cash Flow
      (Canadian GAAP):
EBITDA (Canadian GAAP)                                           $ 17,487     $ 25,520     $ 27,103     $ 44,590     $ 43,490
Net Capital Expenditures                                            3,107        5,378        3,498        6,605       25,255
                                                                 ------------------------------------------------------------
Free Cash Flow (Canadian GAAP)                                   $ 14,380     $ 20,142     $ 23,605     $ 37,985     $ 18,235
-----------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss) Per Ton                                  $     (1)    $     14     $     17     $      7     $     11

Annualized Return on Common Shareholder's Equity                      -3%           1%           1%          -1%          -1%
-----------------------------------------------------------------------------------------------------------------------------





                        For further information, contact
                                 Kelly Brossart
                        Corporate Communications Officer
                                 1-800-667-1616
                               kbrossart@ipsco.com
                                  www.ipsco.com